U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                               FORM 12B-25

                       NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

               For Period Ended:     May 2, 1998
               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR

               For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     Not Applicable

Part I-- Registrant Information

          Full name of Registrant:     Venture Stores, Inc.
          Former Name if Applicable:     Not applicable.

          2001 East Terra Lane
          Address of Principal Executive Office (Street and Number)

          O'Fallon, Missouri   63366-0110
          City, State and Zip Code


Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.


Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

On January 20, 1998 the Company filed in the United States Bankruptcy Court for the District of Delaware a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code (the "Bankruptcy Petition"). The Company continues in possession of its properties and is operating and managing its business as debtor-in-possession subject to Court approval of certain actions. On April 27, 1998, the Company announced that, subject to final real estate closing, it plans to sell and assign the leases on most of its stores and other real estate to Kimco Realty Corporation for at least $95.0 million in cash, less certain closing adjustments. Despite the Company's diligent efforts, completion of the Form 10-Q has been delayed due to various difficulties associated with the filing of the Company's Bankruptcy Petition, including without limitation completion of the audit of the Company's financial statements for the year ended January 31, 1998, compilation of the necessary financial and other information to be included in the Form 10-Q, and the Company's limited financial and personnel resources as a result of the Bankruptcy Petition. The Company intends to file the Form 10-Q as soon as is practicable.


Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

Tony L. Bogolin               (314)                    281-6130
      (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [   ]   Yes                [ X ]   No

               Form 10-K for period ended January 31, 1998

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ X ] Yes                  [   ]   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that the statements of income included in its quarterly report on form 10-Q for the first quarter ended May 2, 1998 will report a net loss of approximately $25.7 million, as compared to a net loss of $17.9 million reported for first quarter of 1997. The Company anticipates that the net loss per common share for first quarter of 1998 will be $1.45, compared to a net loss per common share of $1.01 for first quarter of 1997.




               VENTURE STORES, INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    June 12, 1998               By:       \s\ Russell Solt
                                        Name:  Russell Solt
                                        Title: Executive V.P. Administration
                                               and Chief Financial Officer